Orbital Corporation Limited ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 11 MARCH 2008	OTCBB Code: OBTLY

ORBITAL STRENGTHENS BOARD WITH APPOINTMENT OF TWO NEW DIRECTORS

PERTH, AUSTRALIA – 11 March 2008 – International clean energy technology group Orbital Corporation Limited (ASX: OEC – “Orbital”) is pleased to announce the appointment of two new directors to the Company’s Board.

Professor Vijoleta Braach-Maksvytis, the Deputy Vice-Chancellor (Innovation and Development) at the University of Melbourne, and Dr Merv Jones, who was most recently Asia Pacific Managing Director of URS Corporation, have both accepted offers to join the Orbital Board as non-executive Directors effective 31 March 2008.

Professor Vijoleta Braach-Maksvytis has a distinguished career in science and management centred on the commercialisation of technology, management of intellectual property and the formation of partnerships across the business, government and science sectors.

In addition to her current role with the University of Melbourne, Professor Braach-Maksvytis has held various senior executive roles with the Commonwealth Scientific and Industrial Research Organisation (CSIRO), including developing the global brand of CSIRO.  She was also a member of the Emerging Science Oversight Committee and the Advisory Group for CSIRO Investment Portfolio Strategy that guided CSIRO’s $1 billion science investment. Professor Braach-Maksvytis was previously Deputy to the Chief Scientist of Australia and Chair of the Prime Minister’s Science, Engineering and Innovation Council Working Group.

Dr Merv Jones has twice been recognised as one of Australia’s 100 most influential engineers by Engineers Australia Magazine in 2005 and 2007. He recently retired from his full-time executive role as Asia Pacific Managing Director of URS Corporation, the largest engineering design company and the fourth largest engineering and construction company in the world. Dr Jones has extensive experience in development and management of organic business growth in the Asia Pacific region, as well as acquisition experience in both Australia and China.

“We are delighted to welcome Vijoleta and Merv to the Orbital Board, and look forward to the significant contributions they will undoubtedly make to the Company’s growth,” commented Orbital Chairman Mr Peter Day. “These new appointments will strengthen the Orbital Board, introducing relevant experience in commercialising innovative technology and developing new markets in the Asia Pacific region.”

ENDS

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

CONTACTS	Australia: Mr Peter Day Chairman Mob: +61 (0) 407 849 965 Dr Rod Houston CEO Tel: +61 (8) 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au